MINDS, INC.

Financial Statements For The Year Ended December 31, 2018

April 4, 2019

MINDS, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS	
Cash	$ 4,866,436
Virtual Currency	19,231
Prepaid Expenses	8,063
TOTAL CURRENT ASSETS	4,893,730
NON-CURRENT ASSETS	
Security Deposit	1,000
TOTAL NON-CURRENT ASSETS	1,000
TOTAL ASSETS	$ 4,894,730

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	17,978
Payroll Taxes Payable	14,356
Deferred Revenue	124,588
TOTAL CURRENT LIABILITIES	156,922
NON-CURRENT LIABILITIES	
SAFE Notes	239,915
TOTAL NON-CURRENT LIABILITIES	239,915
TOTAL LIABILITIES	396,837
SHAREHOLDERS' EQUITY	
Capital Stock	7,089,731
Retained Earnings (Deficit)	(2,591,838)
TOTAL SHAREHOLDERS' EQUITY	4,497,893
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,894,730

See accompanying notes.

MINDS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating Income	
Advertising Revenue	$ 93,273
Hosting Revenue	24,900
Cost of Revenue	(129,585)
Gross Profit	(11,411)
Operating Expense	
Employee Salaries and Benefits	424,516
Contract Labor	347,411
Professional Services	158,413
Marketing	98,687
General and Administrative	61,958
Rent	14,964
Travel	10,332
	1,116,280
Net Income from Operations	(1,127,691)
Other Income (Expense)	
Gain (Loss) on Virtual Currency Exchange	16,577
State and Local Tax	(1,821)
Interest Expense	(42,457)
Net Income	$ (1,155,392)

See accompanying notes.

MINDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (1,155,392)
Change in Accounts Receivable	1,954
Change in Prepaid Expenses	13,821
Change in Accounts Payable	3,267
Change in Payroll Taxes Payable	14,356
Change in Deferred Revenue	124,588
Net Cash Flows From Operating Activities	(997,406)
Cash Flows From Investing Activities	
Change in Virtual Currency	(19,231)
Change in Security Deposit	(1,000)
Net Cash Flows From Investing Activities	(20,231)
Cash Flows From Financing Activities	
Change in Line of Credit	(732,517)
Change in SAFE Notes	(796,173)
Issuance of Stock	6,796,168
Net Cash Flows From Financing Activities	5,267,478
Cash at Beginning of Period	616,595
Net Increase (Decrease) In Cash	4,249,841
Cash at End of Period	$ 4,866,436

See accompanying notes.

MINDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Starting Equity (Deficit)	$ (1,142,960)
Issuance of Stock	5,640,853
Net Income	(1,155,392)
Ending Equity (Deficit)	$ 4,497,893

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Minds, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and the State of Connecticut. The Company operates an online social networking platform and derives revenue from advertising and hosting content.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Virtual Currency

The Company holds virtual currency received from customers and investors in the ordinary course of business. Virtual currencies are considered near-cash equivalents and are reflected at market value as of the date of the financial statements.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Deferred revenue represents the amount received in exchange for tokens issued by the Company that are redeemable for services at an indeterminate future date. Deferred revenue is recognized as earned by the Company on a monthly basis at the weighted average value of tokens outstanding, multiplied by the number of tokens redeemed during the preceding month.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

During the year ended December 31, 2018, the Company recorded no amount attributable to equity-based compensation.

Income Taxes

The Company is subject tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred a net operating loss during tax years 2018, 2017, 2016, and 2015. Under current law, net operating losses may be carried forward indefinitely and applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filings are subject to review by the Internal Revenue Service for three years from the date filed, or the original due date, whichever is later.

The Company is subject to Income Tax in the State of Connecticut. The Company's 2015 Connecticut Income Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Connecticut will be subject to inspection until 2020. The Company's 2017 Franchise Tax filing for the State of Connecticut will be subject to inspection until 2021.

The Company is subject to Annual Report and Franchise Tax requirements in the State of Delaware. The Company's 2015 Delaware Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Delaware will be subject to inspection until 2020. The Company's 2017 Franchise Tax filing for the State of Delaware will be subject to inspection until 2021.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- SAFE NOTES

During the year ended December 31, 2017, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

In 2018, $796,173 in SAFE Notes and accrued interest were converted to equity by issuance of stock in the Company.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 4, 2019, the date that the financial statements were available to be issued.